SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING INTRODUCTION OF FREE 24/7 DOMESTIC CALLING

TO FAMILY MEMBERS BY NTT DoCoMo GROUP

On February 27, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the introduction by NTT DoCoMo, Inc. and its group companies of free 24/7 domestic calling to family member customers. NTT DoCoMo, Inc. is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 27, 2008

February 27, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING INTRODUCTION OF FREE 24/7 DOMESTIC CALLING TO FAMILY MEMBERS BY NTT DOCOMO GROUP

NTT DoCoMo, Inc., a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), and NTT DoCoMo group companies will introduce from Tuesday April 1, 2008, a free voice calls service for FOMA® users for calls between family discount members subscribing to the Fami-wari MAX 50 billing plan. Fami-wari billing plan currently provides a 30% discount for calls made to members in the same family discount group. Please see the attached for further details.

For further information, please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL:	+81-3-5205-5581
FAX:	+81-3-5205-5589

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

DoCoMo to Offer Free 24/7 Domestic Calling to Family Members

TOKYO, JAPAN, February 27, 2008 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that domestic voice calls between family members subscribing to the Fami-wari MAX50 billing plan, currently discounted at 30% off regular rates, will become completely free on a 24-hour/7-days-per-week basis effective April 1, 2008.

Subscribers to Fami-wari MAX50, the minimum two-year service with special discounts for families launched in August 2007, will also receive a 60% discount (currently 30%) on domestic videophone calls to family members.

Fami-wari MAX50 subscribers already enjoy a number of benefits, including basic monthly fees reduced by 50% from the first year of subscription and free i-mode™ mail with family members.

In addition to the above, users who have been with DoCoMo at least 10 years and subscribe to both the original Family Discount (or Office Discount) and the New Ichinen Discount service for minimum one-year contracts will receive free domestic voice calls to family members.

Furthermore, beginning June 1, 2008, corporate users who subscribe to both the Office-wari MAX50 service and the Office-wari service will also receive free voice and 60% off videophone charges for domestic calls to lines within the same group.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company. DoCoMo serves over 53 million customers, including 42 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world's most popular mobile
e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA and mova are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment 1

Free Calls Among Group Members of Family Discount Service

1.	Service

Subscribers to the Fami-wari MAX50 discount service, who currently receive a discount of 30% for domestic voice calls to family members, will be able to make these calls for free on a 24-hour/7-day-per-week basis beginning April 1, 2008. They also will receive a discount of 60% for domestic videophone calls to family members.

	Current	From April 1
Family Voice Calls	30% discount	Free
Family Videophone Calls	30% discount	60% discount

Note 1: International calls and Push Talk™ calls are not applicable.

Note 2: Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

The same new rates will be offered to other subscribers as well:

•	Users subscribing to both Family Discount and New Ichinen Discount, and who have been with DoCoMo for at least ten years.

•	Users subscribing to both Family Discount and Hearty Discount™

Example:

2.	Application

Not required.

Note: Fami-wari Wide subscribers must newly subscribe to Fami-wari MAX50 to receive this service.

*	Hearty Discount and PushTalk are trademarks of NTT DoCoMo, Inc.

Attachment 2

Free Calls Among Group Members of Office Discount Service

1.	Service

Free domestic voice calls, and discounts of 60% for domestic videophone calls to lines within the same group, will be applied on a 24-hour/7-day-per-week basis to corporate customers subscribing to both the Office Discount and Office-wari MAX50 services, starting June 1, 2008.

	Currently	From June 1
Intragroup Voice Calls	30% discount	Free
Intragroup Videophone Calls	30% discount	60% discount

Note 1: International calls and Push Talk calls are not applicable.

Note 2: Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

The same new rates will be offered to other subscribers as well:

•	Users subscribing to both Office Discount and New Ichinen Discount, and who have been with DoCoMo for at least ten years.

Note: New rates will be effective from June 1, 2008.

Example:

2.	Application

Not required.